3/11/03

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03014526

OMB APPROVAL	
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RECEIVED MAR - 3 2003 SEC MAIL PROCESSING SECTION WASH., D.C. 181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37679

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Partners Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2101 W. Commercial Blvd., Suite 3500
(No. and Street)

Fort Lauderdale (City) Florida (State) 33309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathryn Sealey 954-484-2618
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shavell & Company, P.A.
(Name – *if individual, state last, first, middle name*)

7700 Congress Avenue, Suite 3105 (Address) Boca Raton, (City) Florida (State) 33487 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/20

OATH OR AFFIRMATION

I, Marcos Konig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Partners Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL NOTARY SEAL
KATHRYN SEALEY
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NO. CC983740
MY COMMISSION EXP. DEC. 13,2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Auditors Report on Internal Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL PARTNERS SECURITIES, INC

FINANCIAL STATEMENTS

December 31, 2002

GLOBAL PARTNERS SECURITIES, INC.
TABLE OF CONTENTS
DECEMBER 31, 2002

	PAGE
INDEPENDENT AUDITOR'S REPORT	F-1
Statement of Financial Condition	F-2
Statement of Operations	F-3
Statement of Changes in Stockholder's Equity	F-4
Statement of Cash Flows	F-5
Notes to the Financial Statements	F-6 – F-11
INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION	F-12
SUPPLEMENTARY INFORMATION:	
Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1	F-13
Statement Pursuant to Rule 17a-5(d)(4)	F-14
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	F-14
Statement Pursuant to Exemptive Provision Under Rule 15c3-3	F-14

SHAVELL & COMPANY, P.A.

Certified Public Accountants and Consultants

7700 Congress Avenue, Suite 3105, Boca Raton, FL 33487
Ph (561) 997-7242 Fax (561) 997-7262
Ph (954) 969-5151 Fax (954) 969-2545
info@shavell.net

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Global Partners Securities, Inc.
Fort Lauderdale, Florida 33309

We have audited the accompanying statement of financial condition of Global Partners Securities, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Partners Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Shavell & Company, P.A.

Boca Raton, Florida
February 24, 2003

GLOBAL PARTNERS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	168,315
Receivable from clearing organizations		908,143
Due from Related Parties		946,148
Securities Owned:		
Marketable Securities, at Market Value		90,493
Not Readily Marketable, at Estimated Fair Value		24,400
Deposits		16,798
Prepaid Expenses		17,686
Advances to Employees		54,275
Property and Equipment, net		54,609
	$	2,280,867

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable	$	157,214
Accrued Liabilities		13,157
Security Deposits		5,000
Commissions Payable		101,264
Securities Sold, Not Yet Purchased, At Market		6,814
Current Portion of Loan Payable		144,915
		428,364
Loan Payable, Less Current Portion		158,756
COMMITMENTS AND CONTINGENCIES		
Subordinated Loans		600,000
STOCKHOLDER'S EQUITY		
Common Stock, No Par Value; Authorized 10,000 Shares; Issued and Outstanding 269 Shares		134,500
Additional Paid-in Capital		5,181,614
Accumulated Deficit		(4,222,367)
		1,093,747
	$	2,280,867

GLOBAL PARTNERS SECURITIES, INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2002

REVENUE		
Commissions	$	227,663
Principal Transactions		2,648,220
Interest and Dividends		58,141
Other Income		336,731
		3,270,755
EXPENSES		
Employee Compensation and Benefits		2,410,604
Clearance Fees		530,139
Communications and Data Processing		1,036,968
Interest		99,386
Occupancy		344,117
Other Expenses		675,557
		5,096,771
Net Loss	$	(1,826,016)

GLOBAL PARTNERS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2001	$ 100,000	$ 4,026,436	$ (2,071,510)	$ 2,054,926
Net Loss			(1,826,016)	(1,826,016)
Capital Contributed - Merger	39,000	995,678	(324,841)	709,837
Capital Contributed		305,000		305,000
Conversion of Subordinated Loans		350,000		350,000
Repurchase of Outstanding Shares	(4,500)	(495,500)		(500,000)
Balance, December 31, 2002	$ 134,500	$ 5,181,614	$ (4,222,367)	$ 1,093,747

GLOBAL PARTNERS SECURITIES, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(1,826,016)
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
Depreciation		38,074
Change in Assets and Liabilities:		
Decrease In:		
Receivable from clearing organizations		12,376,388
Marketable Securities, at market value		174,520
Prepaid Expenses		74,660
Advances to Employees		137,492
Increase (Decrease) In:		
Accounts Payable		14,104
Accrued Liabilities		3,657
Payable to clearing organizations		(10,743,354)
Commissions Payable		11,401
Securities Sold, Not Yet Purchased, at market		(328,888)
Net Cash Used in Operating Activities		(67,962)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Not Readily Marketable Securities		(4,300)
Decrease in Deposits and Other		4,527
Net Cash Provided By Investing Activities		227
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Contributed from Merger		65,803
Capital Contributed from Parent Company		305,000
Repurchase of Common Stock		(500,000)
Advances on Related Party Loans		(178,764)
Repayments on Related Party Loans		507,587
Advances on Long Term Debt		23,512
Repayments on Long Term Debt		(13,741)
Net Cash Provided By Financing Activities		209,397
Increase in Cash		141,662
Cash:		
Beginning		26,653
Ending	$	168,315
SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION		
Cash Payments for Interest	$	99,386
NON CASH FINANCING ACTIVITY		
Conversion of Subordinated Loans to Equity	$	350,000

The Accompanying Notes are an Integral Part of These Financial Statements

GLOBAL PARTNERS SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Global Partners Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The company operates one main office in Fort Lauderdale, Florida and a smaller office in New York. The Company is a wholly owned subsidiary of Global Partners Securities Holding Corp. (the "Parent").

In connection with its activities as a broker-dealer, the Company does not hold customer funds or securities, and promptly transmits all customer funds received to its clearing firms. Although the Company's clearing firms maintain all of the accounts of such customers and preserve all required and customary records, the Company remains contingently liable for losses incurred on these accounts.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value. Securities not readily marketable are valued by management based on their experience in the industry.

Clearing Expenses

Clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

GLOBAL PARTNERS SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and Equipment is stated at cost. Depreciation is computed primarily using accelerated methods over the estimated useful life of the respective assets, generally five to seven years.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the asset.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company at times has cash in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits. The Company places its temporary cash investments with high credit quality financial institutions. Cash held by these financial institutions in excess of FDIC limits amounted to approximately $62,453 at December 31, 2002.

Securities Owned and Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are carried at quoted market value. The increase or decrease in net unrealized appreciation or depreciation of securities owned and sold, not yet purchased is credited or charged to operations and is included in trading gains and (losses) in the statement of operations.

Advertising

Costs of advertising are expensed as incurred and amounted to $20,714 for the year ended December 31, 2002.

Receivable from Clearing Organization

Broker Receivables represent amounts due from the clearing organizations related to monies earning interest at the clearing broker from settled and unsettled transactions.

GLOBAL PARTNERS SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company files federal and state corporate income tax returns. The Company has not accrued any federal or state income tax liability for the year ended December 31, 2002.

The Company accounts for deferred income taxes using Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (SFAS 109). The statement requires that deferred income taxes reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their basis for financial reporting purposes. In addition, SFAS 109 requires the recognition of future tax benefits, such as net operating loss carryforwards, to the extent that realization of such benefits are more likely than not.

NOTE 2: SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading securities at market values as follows:

	Owned	Sold, not yet Purchased
Corporate Stocks	$ 90,493	$ 6,814

Securities not readily marketable include investment securities that cannot be offered or sold because of restrictions or conditions applicable to the securities and consist of:

	Owned
Corporate Stocks	$ 1,000
Warrants	$ 23,400
	$ 24,400

NOTE 3: PROPERTY AND EQUIPMENT

Property and Equipment, net consists of the following:

Furniture and Fixtures	$ 70,148
Computer and Office Equipment	381,424
	$ 451,572
Less: Accumulated Depreciation	396,963
	$ 54,609

GLOBAL PARTNERS SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 4: CONTRACTUAL COMMITMENTS

The Company is obligated under non-cancelable operating leases for approximately 11,500 square feet of office space in Fort Lauderdale, Florida that expires on May 31, 2005 and for approximately 2,400 square feet of office space in New York, New York that expires on September 30, 2005. The leases provide for monthly rentals of approximately $11,600 and $9,000 respectively.

In addition, the Company is obligated under various automobile and equipment leases with monthly rentals totaling $2,018 expiring from February, 2004 to May, 2005.

The future minimum annual rental payments for non-cancelable leases are approximately as follows:

2003	$	276,238
2004		269,391
2005		146,960
	$	692,590

Rental expense for the year ended December 31, 2002 was $344,117.

NOTE 5: LONG TERM DEBT

Long-term debt consists of a note payable in monthly installments of $13,741 including interest at 8% per annum, maturing December, 2004.

Debt maturities for the next two years are as follows:

2003	$	144,915
2004		158,756
	$	303,671

NOTE 6: SUBORDINATED BORROWINGS

Borrowings under subordination agreements at December 31, 2002, are as follows:

Subordinated Loan, interest at 12% annually, due September, 2005	$	300,000
Subordinated Loan, interest at 8% annually, due July, 2003		300,000
	$	600,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

GLOBAL PARTNERS SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 7: INCOME TAXES

The Company has available at December 31, 2002, approximately $4,800,000 of unused operating loss carryforwards that may be applied against future taxable income and that expire in 2022. Based upon these carryforwards, there is no current income tax liability at December 31, 2002.

The deferred portion of the income tax benefit included in the statement of operations net of a valuation allowance is $0 at December 31, 2002.

NOTE 8: RELATED PARTY TRANSACTIONS

The company has various receivables due from related companies totaling $946,148. These loans bear interest ranging from 0% to 5% per annum and are due on demand.

The Company was paid an advisory fee from a company owned by one of the shareholders of its parent company amounting to $132,282. In addition, the company paid consulting fees to a company owned by one of the shareholders of its parent company. These fees amounted to $27,600.

NOTE 9: REPURCHASE OF STOCK

In January, 2002, the Company repurchased nine shares of stock with a total purchase price of $500,000 from one of its shareholders. The repurchase was accounted for using the constructive retirement method because the purchase price was the same as the original sales price and the company does not expect to reissue the shares.

NOTE 10: MERGER

On February 20, 2002, Global Partners Securities Holding Corp. (the "Parent") entered into a merger agreement whereas a subsidiary of the Parent, GPSHC Acquisition Sub, Inc. ("Acq Sub") merged with another broker dealer, NAIB Trading Corporation d/b/a North American Institutional Brokers ("NAIB") via an exchange of stock between the Parent and NAIB. NAIB, the surviving corporation, became a wholly owned subsidiary of the Parent along with the Company.

On September 23, 2002, the Company entered into a merger agreement with NAIB via an exchange of the Company's stock for NAIB stock. The merger was treated as a brother-sister merger because both companies were wholly-owned subsidiaries of the Parent. The Company emerged as the surviving subsidiary of the parent.

A summary of the net assets of NAIB acquired in the merger were as follows:

Total Assets	$ 12,591,464
Total Liabilities	11,881,627
Total Equity	$ 709,837

GLOBAL PARTNERS SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $566,257 which was $27,257 in excess of its required net capital of $539,000. The Company's net capital ratio was 1.02 to 1.

NOTE 12: OFF-BALANCE-SHEET RISK

The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealers. The clearing broker/dealer is responsible for collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper executions of customer transactions by the clearing broker/dealer.

NOTE 13: CLOSELY HELD CORPORATIONS

The Company owns 99.75% of a company which owns 100% of another broker-dealer. Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934, consolidation of these entities into the financial statements of the Company is not required. The assets, liabilities and equity of the entities which would otherwise be consolidated are as follows:

Assets	$	481,192
Liabilities		902,085
Stockholder's Deficit	$	420,893

As part of the consolidation, $387,000 of the assets of the Company would be eliminated along with $ 387,000 of liabilities of the entities to be consolidated.

SHAVELL & COMPANY, P.A.
Certified Public Accountants and Consultants

7700 Congress Avenue, Suite 3105, Boca Raton, FL 33487
Ph (561) 997-7242 Fax (561) 997-7262
Ph (954) 969-5151 Fax (954) 969-2545
info@shavell.net

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Shareholder
Global Partners Securities, Inc.
Fort Lauderdale, Florida 33309

We have audited the accompanying financial statements of Global Partners Securities, Inc. as of December 31, 2002 and for the year then ended, and have issued our report thereon dated February 24, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Shavell & Company, P.A.

Boca Raton, Florida
February 24, 2003

GLOBAL PARTNERS SECURITIES, INC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2002

AGGREGATE INDEBTEDNESS		
Accounts Payable	$	157,214
Accrued Liabilities		13,157
Payable to clearing organizations		5,000
Commissions Payable		101,264
Loan Payable		303,671
Total Aggregate Indebtedness	$	580,306
NET CAPITAL		
Total Stockholder's Equity from the Statement of Financial Condition	$	1,093,747
Add:		
Subordinated borrowings qualified for net capital		600,000
Total capital and allowable subordinated borrowings		1,693,747
Deductions:		
Nonallowable Assets:		
Due from Related Parties		946,148
Property and Equipment, net		54,609
Prepaid Expenses		17,686
Advances to Employees		54,275
Non Marketable Securities		24,400
Deposits		16,798
		1,113,916
Net Capital Before Haircuts on Securities Positions		579,831
Haircuts on Securities Positions:		
Corporate Stock		13,574
Net Capital	$	566,257
Minimum Required Net Capital	$	539,000
Excess Net Capital at 1500%	$	27,257
Excess Net Capital at 1000%	$	508,226
Ratio of Aggregate Indebtedness to Net Capital		1.02 to 1

The Accompanying Notes are an Integral Part of These Financial Statements

GLOBAL PARTNERS SECURITIES, INC.
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2002

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002).

Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$	587,521
Audit Adjustments		(21,264)
Net Capital Per Above	$	566,257

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Subordinated Loans, January 1, 2002	$	950,000
Conversion of Subordinated Loans to Equity		(350,000)
Subordinated Loans, December 31, 2002	$	600,000

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c-3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph k(2)(ii) of the Rule.

SHAVELL & COMPANY, P.A.

Certified Public Accountants and Consultants

7700 Congress Avenue, Suite 3105, Boca Raton, FL 33487
Ph (561) 997-7242 Fax (561) 997-7262
Ph (954) 969-5151 Fax (954) 969-2545
info@shavell.net

To the Stockholder
Global Partners Securities, Inc.
Fort Lauderdale, Florida 33309

In planning and performing our audit of the financial statements and supplemental schedules of Global Partners Securities, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

SHAVELL & COMPANY, P.A.

Certified Public Accountants and Consultants

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Stockholder, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Shavell & Company, P.A.

Boca Raton, Florida
February 24, 2003